Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

May 12, 2010

By Edgar

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place N.E.

Washington, D.C. 20549

Attention:  Pamela Long
Assistant Director

Re:  Leucadia National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File #1-05721

Dear Ms. Long:

Reference is made to your letter of April 28, 2010 (the “Comment Letter”), addressed to Ian M. Cumming, Chief Executive Officer of Leucadia National Corporation (“Leucadia” or the “Company”).  On behalf of Leucadia, set forth below is the numbered paragraph of the Comment Letter followed by Leucadia’s response to the comment.

Form 10-K for the Fiscal Year ended December 31, 2009

Exhibits

1.  We note that you have omitted all schedules and exhibits to the Asset Put Agreement listed as Exhibit 10.31 to your Form 10-K, and incorporated by reference to your Form 8-K filed on September 3, 2009 (Exhibit 10.1).  Please refile the complete agreement, including all exhibits and schedules thereto, with your next periodic filing.

The Company will refile the Asset Put Agreement, and all exhibits thereto, on a Form 8-K/A to be filed simultaneously with this response letter.  The Company is making the filing on a Form 8-K/A because its Form 10-Q for the fiscal quarter ended March 31, 2010 (i.e., the “next periodic filing” as referenced in the Comment Letter) was filed on May 5, 2010, prior to completion of the Company’s review of the Comment Letter.

Pamela Long

For the reasons discussed below, the Company is not filing the schedules to the Asset Put Agreement as part of the Form 8-K/A.

By way of background and as first disclosed in the Company’s Form 8-K dated September 3, 2009, the Asset Put Agreement relates to the purchase of assets comprising the mortgage origination and mortgage servicing business of Capmark Financial Group Inc. by Berkadia Commercial Mortgage LLC (formerly known as Berkadia III, LLC).  Berkadia is a joint venture between the Company and Berkshire Hathaway Inc.  Berkadia is not a consolidated subsidiary of the Company, its operations are not one of the Company’s business segments, and its assets are not reflected on the Company’s balance sheet.  Since the closing of the Asset Put Agreement in December 2009, the Company’s investment in Berkadia has been reflected as investment in an associated company accounted for under the equity method of accounting in the Company’s consolidated financial statements.

The Company was a party only to certain enumerated provisions of the Asset Put Agreement.  Under these provisions (principally, Section 2.5), the Company guaranteed Berkadia’s obligations under the Asset Put Agreement.  It was this guarantee, rather than the other provisions of the Asset Put Agreement applicable to Berkadia’s acquisition, that led the Company to conclude that the Asset Put Agreement should be filed as a material agreement.  The schedules to the Asset Put Agreement do not relate to the guarantee.

The schedules fall into three broad categories, none of which is material to the Company or to an understanding of the Company’s guarantee:
●
The schedules include voluminous lists of the assets comprising the mortgage origination and mortgage servicing business of Capmark ultimately purchased by Berkadia.  The schedules include, among other things, detailed lists of servicing agreements, loans, contracts, intellectual property and fixtures and equipment, as well as lease agreements for office locations.  The Company does not believe that any of this information was or, after the closing, is material to an investment decision in the Company or to an understanding of the Company’s obligations under the Asset Put Agreement.  The assets are listed for convenience and to enable Berkadia to track what Capmark would need to transfer to Berkadia, and not to provide meaningful or material information to an investor in the Company, as guarantor of the purchaser’s performance.

●
The schedules include information that formed the basis for the adjustment to the purchase price for the acquired mortgage servicing rights.  These schedules were used to determine the ultimate purchase price to be paid by Berkadia for the mortgage servicing rights, which was funded by equity contributions to Berkadia from each of the

Pamela Long

Company and Berkshire.  The Company’s equity contribution to Berkadia of $217,200,000 was disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2009.  An investor would not be able to calculate the purchase price adjustment by looking at these schedules and, in the Company’s judgment, the only information material to an investor in the Company is the amount of the Company’s equity contribution.
●
The remaining schedules contain (i) forms of immaterial ancillary agreements between Berkadia and Capmark (e.g., transition and other interim agreements) and a software license agreement between Berkadia and Capmark, as well as (ii) the disclosures with respect to the representations and warranties included in the Asset Put Agreement.  None of the information in the disclosure schedules was material to an understanding of the Company’s guarantee.

The Company believes that the information contained in the schedules do not provide an investor in the Company with information that would be material to an investment decision in the Company beyond that which is already included in the Company’s public disclosure (including the text of the Asset Put Agreement itself, which was filed as an exhibit to the Company’s Form 8-K dated September 3, 2009).

Moreover, we believe that to include hundreds of additional pages of immaterial disclosure would require investors to sift through considerable amounts of additional information without providing a material benefit to investors, and would place an unnecessary burden on the Company.

*   *   *   *

In connection with our filings and in response to the Comment Letter, the Company acknowledges and agrees that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Pamela Long

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.

Very truly yours,

/s/ Joseph A. Orlando
Joseph A. Orlando
Vice President and Chief Financial Officer

cc:      Tracey McKoy, Staff Accountant